Exhibit 99.b

CROWN AMERICAS LLC

CROWN AMERICAS CAPITAL CORP. VI

LETTER TO HOLDERS

To Holders of 4.75% Senior Notes due 2026:

Crown Americas LLC and Crown Americas Capital Corp. VI (collectively, the “Companies”) are offering, upon and subject to the terms and conditions set forth in the Prospectus, dated ___________(the “Prospectus”), and the enclosed Letter of Transmittal (the “Letter of Transmittal”), to exchange (the “Exchange Offer”) (i) each $1,000 principal amount of their 4.75% Senior Notes due 2026 (the “New Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration statement (the “Registration Statement”) of which the Prospectus is a part, for each $1,000 principal amount of their outstanding 4.75% Senior Notes due 2026 (the “Old Notes”), of which $875,000,000 aggregate principal amount is outstanding. The Exchange Offer is being made in order to satisfy certain obligations of the Companies contained in that certain Registration Rights Agreement, dated January 26, 2018, by and among the Companies, Crown Holdings, Inc., the Guarantors (as defined therein), and Citigroup Global Markets Inc., as representative of the initial purchasers.

Briefly, you may either:

a. Tender all or some of your Old Notes, along with a completed and executed Letter of Transmittal, and receive New Notes in exchange; or

b. Retain your Old Notes.

All tendered Existing Notes must be received on or prior to ____________2019 at 5:00 p.m., New York City Time (the “Expiration Date”), as shown in the accompanying Prospectus.

Please review the enclosed Letter of Transmittal and Prospectus carefully. If you have any questions on the terms of the Exchange Offer or questions regarding the appropriate procedures for tendering your Existing Notes and the Letter of Transmittal, please call (800) 934-6802 or write:

U.S. Bank National Association

111 Fillmore Avenue

St. Paul, MN 55107-1402

Attention: Specialized Finance